

Mail Stop 4720

March 6, 2018

William (Billy) Y. Carroll, Jr.
President and Chief Executive Officer
SmartFinancial, Inc.
5401 Kingston Pike, Suite 600
Knoxville, TN 37919

> **Re: SmartFinancial, Inc.**
> **Registration Statement on Form S-4**
> **Filed February 28, 2018**
> **File No. 333-223316**

Dear Mr. Carroll:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Acting Assistant Director
Office of Financial Services